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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*


                          North American Vaccine, Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   657-201-109
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                                 (CUSIP Number)

      Charles-A. Tessier, Vice-President, Legal Affairs and General Counsel
               BioChem Pharma Inc., 275 Armand Frappier Boulevard,
                          Laval, Quebec H7V 4A7 Canada
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 17, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BIOCHEM PHARMA INC.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         N/A
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Laval, Quebec, Canada
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                         7.       SOLE VOTING POWER
  NUMBER OF
    SHARES                        14,326,418
 BENEFICIALLY            -------------------------------------------------------
   OWNED BY              8.       SHARED VOTING POWER
    EACH
  REPORTING                       N/A
   PERSON                -------------------------------------------------------
    WITH                 9.       SOLE DISPOSITIVE POWER

                                  14,326,418
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  N/A
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,326,418
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

         N/A
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40%
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14.      TYPE OF REPORTING PERSON*

         CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

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         This amendment Number 12 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on behalf of BioChem Pharma Inc. ("BioChem"), a publicly-owned Canadian pharmaceutical company incorporated under the laws of Canada, relating to the common stock, no par value per share, of North American Vaccine, Inc. (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D as amended. Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

         The Company approached BioChem for assistance in repaying outstanding amounts under a line of credit that had been extended by Bank of America, N.A. ("Bank of America") and guaranteed by Baxter, as well as to secure additional working capital in order to finance its operations through either the closing of the Arrangement or until the Share Exchange Agreement is terminated by the parties thereto.

         BioChem, the Company, Baxter, Frost and Bank of America entered into an Assignment, Acceptance and Amendment Agreement dated April 17, 2000, whereby BioChem agreed to provide up to $40 million in financing for Company operations through June 30, 2000 (the "Transitional Financing"). The Transitional Financing includes: (i) BioChem's assumption of the line of credit previously provided by Bank of America and guaranteed by Baxter (the "Original Line") under which the Company had drawn approximately $20 million; and (ii) up to an additional $20 million. Amounts outstanding under the Transitional Financing accrues interest at a rate of 15% per annum and is subject to a deferred financing fee of $10 million. The Transitional Financing, including the deferred financing fee, is repayable in full on June 30, 2000 or upon a change in control of the Company, whichever occurs first. Baxter has consented to the Transitional Financing and is being released from its guarantee under the Original Line. Repayment of the Transitional Financing is secured by various assets of the Company.

         On April 17, 2000, Baxter and the Company signed Amendment No. 1 to the Share Exchange Agreement which, among other things, extends the date by which the Arrangement must be completed to June 30, 2000 and amends the per share consideration to be paid by Baxter to U.S.$6.73 per share of Company common stock, payable in Baxter stock and cash. On April 17, 2000, BioChem, Frost, IVAX and Frost LP executed Amendment Number 1 to the Shareholder Agreement, whereby each of the parties to the Shareholder Agreement has agreed to support the amended offer of U.S.$6.73 per share of Company common stock, payable in Baxter stock and cash. In addition, BioChem, Frost, IVAX and Frost LP each also executed an amended Proxy which takes into account the amendments to the Share Exchange Agreement.



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         The description of the agreements contained herein is not intended to be complete and is qualified in its entirety by reference to such agreements which are attached hereto as Exhibits 99.1 and 99.2 and incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

      99.1.       Assignment, Acceptance and Amendment Agreement, dated April
                  17, 2000.

      99.2. Amendment No. 1 to Shareholder Agreement dated as of April 17, 2000 among Baxter International Inc., BioChem Pharma Inc., Phillip Frost, M.D., Frost-Nevada, Limited Partnership and IVAX Corporation.

      99.3.       Press release dated April 17, 2000.


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                                    Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BIOCHEM PHARMA INC.



                                   By:      /s/ Charles-A. Tessier
                                            Charles-A. Tessier
                                            Vice-President, Legal Affairs and
                                            General Counsel


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                                  EXHIBIT INDEX


       99.1.      Assignment, Acceptance and Amendment Agreement, dated April
                  17, 2000.

       99.2. Amendment No. 1 to Shareholder Agreement dated as of April 17, 2000 among Baxter International Inc., BioChem Pharma Inc., Phillip Frost, M.D., Frost-Nevada, Limited Partnership and IVAX Corporation.

       99.3.      Press release dated April 17, 2000.





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